Filed Pursuant to Rule 424(b)(3)

Registration No. 333-218517

SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED JULY 10, 2018

(To Prospectus dated June 16, 2017)

1,603,442 Shares of Common Stock Underlying
Warrants to Purchase Shares of Common Stock

This Supplement No. 1 amends and supplements the Prospectus Supplement dated July 10, 2018 (the “Prospectus Supplement”) related to the base prospectus dated June 16, 2017 included in our registration statement (File No. 333-218517) filed on June 6, 2017 and declared effective by the Securities and Exchange Commission on June 16, 2017. This Supplement No. 1 should be read in conjunction with the Prospectus Supplement and the Base Prospectus. This Supplement No. 1 amends and supplements only the information contained in the Prospectus Supplement as expressly specified in this Supplement No. 1. All other information contained in the Prospectus Supplement remain as-is.

The Prospectus Supplement relates to the offering of 1,603,442 shares of our common stock issuable under currently outstanding warrants that were issued in a registered offering on or about December 23, 2015 (the “Existing Warrants”). This Supplement No. 1 is being filed in connection with an amendment to each of the Existing Warrants that we entered into with the holder of such Existing Warrant. Pursuant to such amendment, the exercise price of such Existing Warrant was reduced from $3.74 per share of common stock to $2.75 per share of common stock, such that all Existing Warrants now have an exercise price of $2.75 per share of common stock.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus Supplement to (i) reflect a decrease in the exercise price of the Existing Warrants from $3.74 per share of common stock to $2.75 per share of common stock, (ii) reflect a decrease in the aggregate net proceeds we expect to receive from the exercise of the Existing Warrants (assuming all Existing Warrants are exercised) from approximately $6.0 million to approximately $4.4 million, and (iii) make certain other consequential amendments. In particular:

(A) all references in the Prospectus Supplement to the exercise price of $3.74 per share of common stock with respect to the Existing Warrants are hereby amended and restated to reflect an exercise price of $2.75 per share of common stock;

(B) all references in the Prospectus Supplement to the aggregate proceeds we expect to receive from the exercise of the Existing Warrants (assuming all Existing Warrants are exercised) being approximately $6.0 million are hereby amended and restated to reflect that we expect such aggregate proceeds to be approximately $4.4 million;

(C) the last sentence under the heading “Prospectus Supplement Summary – Warrant Share Offering and Related Transactions” in the Prospectus Supplement and the last sentence in the first paragraph under the heading “Description of Securities” in the Prospectus Supplement are hereby amended and restated in their entirety to read as follows: “As a result of subsequent anti-dilution adjustments effected in connection with the public offering of our common stock on or about August 9, 2016, the exercise price of the Existing Warrants was reduced to $3.74 per share of common stock. On March 8, 2019, in connection with our entering into a joint venture agreement dated January 30, 2019 and a related amendment to the securities purchase agreement under which the Existing Warrants were issued to remove certain prohibitions on future offerings of our common stock, we entered into an amendment with the holders of the Existing Warrants to reduce the exercise price of the Existing Warrants to $2.75 per share of common stock, which is the current exercise price of the Existing Warrants.”; and

(D) the section of the Prospectus Supplement titled “Dilution” is hereby amended, restated and replaced in its entirety by the section bearing the same title included in this Supplement No. 1.

This Supplement No. 1 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus Supplement and the Base Prospectus, which are to be delivered with this Supplement No. 1. This Supplement No. 1 is qualified by reference to the Prospectus Supplement and the Base Prospectus, except to the extent that the information in this Supplement No. 1 amends, updates, restates and/or supersedes the information contained in the Prospectus Supplement and the Base Prospectus.

Our common stock is listed on Nasdaq Capital Market under the symbol “EKSO.” On March 12, 2019, the last reported sale price of our common stock was $2.23 per share. We do not intend to apply to list the warrants on any securities exchange.

Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page S-3 of the Prospectus Supplement and in the documents incorporated by reference into the Prospectus Supplement and the accompanying Base Prospectus.

	Per Warrant	Total
Common Stock, $0.001 par value per share	$2.75	$4,409,465.50

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is March 13, 2019.

DILUTION

Our net tangible book value as of December 31, 2018 was approximately $2.5 million, or $0.04 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of December 31, 2018. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid in connection with the exercise of the Existing Warrants and the net tangible book value per share of our common stock assuming full exercise of all the Existing Warrants.

After giving effect to the issuance of 1,603,442 shares upon exercise of all of the Existing Warrants at an exercise price of $2.75 per share, our as adjusted net tangible book value at December 31, 2018 would have been $6.9 million, or $0.11 per share. This represents an immediate increase in net tangible book value of $0.07 per share to existing stockholders and an immediate dilution of $2.64 per share to investors exercising the Existing Warrants. The following table illustrates this per share dilution:

Exercise price per share		$2.75

Net tangible book value per share as of December 31, 2018	$0.04
Increase per share attributable to investors exercising the Existing Warrants	$0.07

Net tangible book value per share as of December 31, 2018 after giving effect to the full exercise of all the Existing Warrants		$0.11

Dilution per share to investors exercising the Existing Warrants		$2.64

The above discussion is based on 62,962,617 shares of our common stock outstanding as of December 31, 2018 and excludes as of such date:

•	6,466,138 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $3.05 per share, restricted stock units settleable for 277,740 shares of our common stock, and 1,267,837 shares of our common stock reserved for issuance under our Amended and Restated 2014 Equity Incentive Plan;

•	500,000 shares of our common stock reserved for issuance under our employee stock purchase plan; and

•	1,792,090 shares of common stock issuable upon the exercise of warrants, other than the Existing Warrants, outstanding at a weighed exercise price of $10.73 per share.

1,603,442 Shares of Common Stock Underlying
Warrants to Purchase Shares of Common Stock

SUPPLEMENT NO. 1

March 13, 2019